UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025101
(CUSIP Number)

Mr. Andrew R. Jones
NS Advisors, LLC
274 Riverside Avenue
Westport, CT  06880
(203) 227-9898
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

April 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

1	NAME OF REPORTING PERSON NS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 505,258(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 505,258(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,258(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA
(1)
Includes 21,600 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 31,840 shares of Common Stock, at any time, at a conversion price of $16.96; and includes 45,335 shares of Series B convertible Preferred Stock, no par value, that are convertible into 28,334 shares of Common Stock, at any time, at a conversion price of $40.

1	NAME OF REPORTING PERSON Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,777(1)
	8	SHARED VOTING POWER 505,258(2)
	9	SOLE DISPOSITIVE POWER 13,777(1)
	10	SHARED DISPOSITIVE POWER 505,258(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 519,035(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN
(1)	Includes 2,100 shares of Series B convertible Preferred Stock, no par value, that are convertible into 1,313 shares of Common Stock, at any time, at a conversion price of $40.
(2)
Includes 21,600 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 31,840 shares of Common Stock, at any time, at a conversion price of $16.96; and includes 45,335 shares of Series B convertible Preferred Stock, no par value, that are convertible into 28,334 shares of Common Stock, at any time, at a conversion price of $40.

Item 1.	Security and Issuer

This amended and restated Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value (the "Common Stock"), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, Virginia 23452.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) NS Advisors, LLC, a Connecticut limited liability company ("NS Advisors"); and (2) Andrew R. Jones, the managing partner of NS Advisors (collectively, the "Reporting Persons").  The joint filing agreement of the Reporting Persons was attached as Exhibit 99.1 to the initial Schedule 13D filed with the Securities and Exchange Commission on July 21, 2017.

(b)	The principal business address of the Reporting Persons is 274 Riverside Avenue, Westport, Connecticut 06880.
(c)
The principal business of NS Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts, including North Star Partners, L.P. (collectively, the "Clients").  The principal occupation of Mr. Jones is investment management through his ownership and control over the affairs of NS Advisors.  NS Advisors has sole voting and dispositive power over the Common Stock held by the Clients.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jones is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have sole voting and dispositive power over 519,035 shares of Common Stock, which includes the shares of Common Stock into which the Preferred Stock is convertible, of the Issuer at an aggregate cost of $6,325,777.
This includes on behalf of the Clients, acquired using the Clients' available working capital: (1) 505,258 shares of Common Stock, acquired at an aggregate cost of $5,164,939; (2) 21,600 shares of Series D cumulative convertible Preferred Stock, no par value, that are convertible into 31,840 shares of Common Stock, at any time, at a conversion price of $16.96, acquired at an aggregate cost of $356,418; and (3) 45,335 shares of Series B convertible Preferred Stock, no par value, that are convertible into 28,334 shares of Common Stock, at any time, at a conversion price of $40, acquired at an aggregate cost of $621,765.  With regard to Mr. Jones this includes: (1) 12,464 shares of Common Stock owned by Mr. Jones through his Individual Retirement Account (IRA) for a total cost of $153,289, acquired using the IRA's available capital; and (2) 2,100 shares of Series B convertible Preferred Stock, no par value, that are convertible into 1,313 shares of Common Stock, at any time, at a conversion price of $40, which are owned by Mr. Jones directly and through his IRA, and were acquired using the available capital of Mr. Jones and his IRA, for a total cost of $29,366.
NS Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock purchased on behalf of the Clients.  NS Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.
From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms' usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.
Item 4.	Purpose of Transaction

This is the Reporting Persons' initial Schedule 13D filing.  In the aggregate, the Reporting Persons hold 5.8% of the Issuer's Common Stock, based upon the Issuer's outstanding shares (as adjusted to address the Preferred Stock convertible into shares of Common Stock) as of March 5, 2018.
The Reporting Persons are concerned about the Issuer's current trading price.  It is the Reporting Persons' intent to engage in a dialogue with the management and the board of directors of the Issuer to address these concerns and questions.
On April 16, 2018, the Issuer announced that effective immediately its Board of Directors had appointed Mr. Jones as a new director.
Mr. Jones, the managing partner of NS Advisors, sent a letter dated January 26, 2018 to Mr. Jeffrey M. Zwerdling, the Lead Director of the Issuer, addressing concerns related to the performance of the Issuer.  A copy of the letter was attached as Exhibit 99.3 to the amended Schedule 13D filed with the Securities and Exchange Commission on January 29, 2018.
Mr. Jones sent a letter dated July 20, 2017 to Mr. Jon S. Wheeler, Chairman and Chief Executive Officer of the Issuer, addressing, among other things, ways in which he believes shareholder value may be maximized.  A copy of the letter was attached as Exhibit 99.2 to the initial Schedule 13D filed with the Securities and Exchange Commission on July 21, 2017.
Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer's outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold.
Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 519,035 shares of Common Stock of the Issuer, which represents 5.8% of the outstanding Common Stock and includes on an as exercised basis the 61,487 shares of Common Stock into which the Preferred Stock are convertible.
This includes (1) 505,258 shares of Common Stock owned by the Clients, which represents 5.6% of the outstanding Common Stock, and includes on an as exercised basis the 60,174 shares of Common Stock into which the Preferred Stock are convertible; and (2) 13,777 shares of Common Stock owned by Mr. Jones directly or through his IRA, which represents <0.1% of the outstanding Common Stock, and includes on an as exercised basis the 1,313 shares of Common Stock into which the Preferred Stock are convertible.
The percentages used in this Schedule 13D are calculated based upon 8,946,399 outstanding shares (as adjusted to address the shares of Common Stock into which the Preferred Stock is convertible) of Common Stock as of March 5, 2018.  This amount is based upon the number of outstanding shares of Common Stock reported as of March 5, 2018, in the Issuer's annual report on Form 10-K filed on March 7, 2018.

Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held by the Clients.
(c) Set forth below are all of the transactions in the Common Stock effected by NS Advisors on behalf of the Clients during the past 60 days.
Date	Number of Shares Purchased / (Sold)	Price Per Share	Where and How Transaction Effected
4/02/2018	(5,032)	$3.44	Open Market
4/03/2018	(36,150)	$3.48	Open Market
4/03/2018	(8,528)	$3.43	Open Market
4/04/2018	(37,551)	$3.38	Open Market
4/05/2018	(5,918)	$3.38	Open Market
4/06/2018	(17,404)	$3.34	Open Market

In addition, during the past 60 days NS Advisors, on behalf of the Clients, purchased shares of Series B convertible Preferred Stock, no par value, which are convertible in shares of Common Stock at a conversion price per share of $40.
Date	Number of Shares Purchased / (Sold)	Price Per Share	Where and How Transaction Effected
3/07/2018	19,101	$13.34	Open Market
3/08/2018	10,000	$13.64	Open Market
3/23/2018	9,823	$14.28	Open Market
3/28/2018	2,500	$14.24	Open Market
3/29/2018	1,411	$14.24	Open Market
4/02/2018	2,500	$13.84	Open Market
Because Mr. Jones is the managing partner of NS Advisors, he is deemed to share the voting and disposition of shares of Common Stock held by NS Advisors on behalf of the Clients.
During the past 60 days, Mr. Jones directly or through his IRA , purchased shares of Series B convertible Preferred Stock, no par value, which are convertible in shares of Common Stock at a conversion price per share of $40.  Mr. Jones did not purchase or sell any shares of Common Stock during the past 60 days.
Date	Number of Shares Purchased / (Sold)	Price Per Share	Where and How Transaction Effected
2/23/2018	600	$13.76	Open Market
2/23/2018	600	$14.55	Open Market
2/26/2018	500	$13.54	Open Market
2/26/2018	400	$14.00	Open Market
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NS Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted NS Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  NS Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital.  NS Advisors serves as general partner of various partnerships, including North Star Partners, L.P.  For serving as the general partner of these partnerships, NS Advisors is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
Other than the foregoing arrangements and relationships, and the Joint Filing Agreement filed as Exhibit 99.1 to the initial Schedule 13D filed with the Securities and Exchange Commission on July 21, 2017, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1
Joint Filing Agreement by and among the Reporting Persons.*  [Attached as Exhibit 99.1 to the original Schedule 13D, as filed with the Securities and Exchange Commission on July 21, 2017, and incorporated herein by reference.]

99.2
Letter of Andrew R. Jones to Wheeler Real Estate Investment Trust, Inc., dated July 20, 2017.*  [Attached as Exhibit 99.2 to the original Schedule 13D, as filed with the Securities and Exchange Commission on July 21, 2017, and incorporated herein by reference.]

99.3
Letter of Andrew R. Jones to Wheeler Real Estate Investment Trust, Inc., dated January 26, 2018.*  [Attached as Exhibit 99.3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on January 29, 2018, and incorporated herein by reference.]

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 17, 2018

NS ADVISORS, LLC By: /s/ Andrew R. Jones Name: Andrew R. Jones Title: Managing Partner
/s/ Andrew R. Jones Andrew R. Jones